Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256152

SUPPLEMENT NO. 1, DATED August 2, 2021

(to the Proxy Statement/Prospectus dated July 26, 2021)

Supplement to

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF AJAX I

PROSPECTUS FOR UP TO 9,217,757 UNITS, 89,443,433 CLASS A ORDINARY SHARES, 8,944,343 CLASS B ORDINARY SHARES, 750,000,000 CLASS C ORDINARY SHARES, 41,254,590 WARRANTS
AND 41,254,590 CLASS A ORDINARY SHARES UNDERLYING WARRANTS
OF CAPRI LISTCO

This Supplement No. 1, dated August 2, 2021 (this “Supplement”), updates and supplements the proxy statement/prospectus dated July 26, 2021 (the “Proxy Statement/Prospectus”) with the information contained in the joint announcement of Ajax I and Cazoo Holdings Limited (“Cazoo”), dated August 2, 2021, containing second quarter fiscal 2021 preliminary results for Cazoo. Capri Listco (“Listco”) filed the Proxy Statement/Prospectus with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-4 (Registration No. 333-256152).

This Supplement is being filed by Listco with the SEC to supplement certain information contained in the Proxy Statement/Prospectus. Except as otherwise set forth below, the information set forth in the Proxy Statement/Prospectus remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement/Prospectus.

This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 48 of the Proxy Statement/Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the Business Combination (as defined in the Proxy Statement/Prospectus) or the issuance of Listco securities or determined if the Proxy Statement/Prospectus or this Supplement is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement to the Proxy Statement/Prospectus is dated August 2, 2021

AJAX I and Cazoo Announce

Second Quarter Fiscal 2021 Preliminary Results for Cazoo

Record performance with 10,692 Vehicles Sold and YoY Revenue increase of 600%+ in Q2

London and New York, August 2, 2021 — AJAX I (“AJAX”) (NYSE: AJAX), a publicly-traded special purpose acquisition company (“SPAC”), today announced that its merger partner, Cazoo Holdings Limited (“Cazoo” or “the Company”), the UK’s leading online car retailer which makes buying a car as seamless as purchasing any other product online, has announced preliminary financial results for its second quarter ended June 30, 2021.

Summary Results

	Q2 2021 (unaudited)	Q2 2020 (unaudited)	Change (%)
Vehicles Sold	10,692	2,022	8,670 (+429%)
Revenue (£m)	~141	20	121 (+605%)
Retail Gross Profit per Unit (£)[1]	~460	(429)	889 (n/a)
Gross Profit (£m)	~8	(1)	9
Gross Margin (%)	~5%	(4%)	+9%pts

[1]	Retail Gross Profit per Unit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns)

Q2 2021 Financial highlights

●	Vehicles sold up 429% to 10,692 in Q2 as the Company’s rapid growth trajectory continued
●	Revenue increased ~605% to ~£141 million driven by significant retail sales growth in UK
●	Retail GPU at ~£460 through improved buying mix, stock turn & higher ancillary revenues
●	Gross profit positive at £8 million & margin improved to ~5% due to operational efficiencies

Q2 2021 Strategic highlights

●	Business combination with AJAX on NYSE for $7.0 billion on track to complete in Q3 2021
●	Brought refurbishment in-house giving full control of refurbishment and logistics operations
●	Began buying and reconditioning cars in Germany & France ahead of launch later this year
●	Launched new car subscription service in UK offering all-inclusive single monthly payment

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “Our rapid growth trajectory continued in Q2 with record revenues of around £141 million, up 605% year on year, as consumers embraced the selection, transparency and convenience of buying cars entirely online. Our gross profit per unit increased substantially during the quarter, up from £143 in Q1 to around £460 per unit in Q2, as a result of the continued improvements we made across our buying and operations. We remain on track to achieve revenues approaching $1 billion in 2021 and expect operational efficiencies to continue to drive further gross margin improvements.

“During the quarter, we brought our vehicle refurbishment in-house and now have 5 vehicle preparation centres in operation across the UK, giving us a significant infrastructure advantage and complete control of our extensive UK-wide reconditioning and logistics operations. We also launched our new car subscription service, now offering consumers both new and used cars with the option to purchase, finance or subscribe, all entirely online. We continue to be very excited about our launch into mainland Europe later this year and have started buying and reconditioning cars and started to significantly build out our teams on the ground in both France and Germany and will accelerate our investment and rollout plans if we believe it is right to do so.

“Since the end of the quarter we have begun purchasing cars directly from consumers outside of part-exchanges as well as having started to charge for home delivery and both launches have gone well and exceeded our expectations. On July 26, 2021 we received confirmation from the U.S. Securities and Exchange Commission that the registration statement on Form F-4 relating to the proposed Business Combination with AJAX has been declared effective with a date of August 18, 2021 now set for the AJAX annual general meeting to approve the Business Combination. It is expected that closing will take place in the last week of August.

“We now have over 2,250 customer-obsessed staff, fully focused on delivering the best and most comprehensive car buying experience to consumers across the UK and Europe. Our strong performance is a result of the hard work and dedication of everyone at Cazoo, and I would like to thank the entire team for this superb performance despite the COVID restrictions experienced during this period."

Dan Och, Founder of AJAX, said, “We are delighted with Cazoo’s record performance over the past two quarters. The team have had another great quarter and this once again confirms the significant opportunity that lies ahead for the business as they continue to grow at pace and drive to increase digital share in the $700 billion European market, which we believe will create compelling shareholder value.”

Cautionary Statement Regarding Preliminary Results

The Company’s results for the fiscal quarter ended June 30, 2021 are preliminary, unaudited and subject to the finalization and closing of the Company’s second quarter review and should not be viewed as a substitute for full quarter financial statements prepared in accordance with IFRS. In addition, these preliminary results are not a comprehensive statement of the Company’s financial results for the quarter ended June 30, 2021. The Company cautions you that these preliminary results are not guarantees of future performance or outcomes, and that actual results may differ materially from these described above.

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo, AJAX and Capri Listco (“Listco”). In connection with the proposed business combination Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has become effective. The proxy statement/prospectus will be sent to all AJAX shareholders and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination because they contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021.These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX and Listco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier/Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

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